Exhibit 99.1

Consolidated Financial Statements of

(Unaudited)

THERATECHNOLOGIES INC.

Nine-month periods ended August 31, 2012 and 2011

THERATECHNOLOGIES INC.

Consolidated Financial Statements

(Unaudited)

Nine-month periods ended August 31, 2012 and 2011

THERATECHNOLOGIES INC.

Consolidated Statements of Financial Position

(Unaudited)

August 31, 2012 and November 30, 2011

(in thousands of Canadian dollars)

	Note		August 31, 2012	November 30, 2011
			$	$
Assets

Current assets:
Cash			2,544	2,559
Bonds			822	752
Trade and other receivables	5		123	1,784
Tax credits and grants receivable			286	346
Inventories	6		13,922	10,332
Prepaid expenses			1,538	2,308
Derivative financial assets	8	(a)	185	347

Total current assets			19,420	18,428

Non-current assets:
Bonds			20,986	33,476
Property and equipment			712	969

Total non-current assets			21,698	34,445

Total assets			41,118	52,873

Liabilities

Current liabilities:
Accounts payable and accrued liabilities	7		4,485	7,129
Provisions	9	(b)	820	52
Derivative financial liabilities			—	16
Current portion of deferred revenue			4,282	4,279

Total current liabilities			9,587	11,476

Non-current liabilities:
Provisions	9	(b)	2,966	—
Other liabilities			409	775
Deferred revenue			1,070	4,279

Total non-current liabilities			4,445	5,054

Total liabilities			14,032	16,530

Equity
Share capital			280,872	280,488
Contributed surplus			8,286	8,242
Deficit			(262,445)	(252,846)
Accumulated other comprehensive income			373	459

Total equity			27,086	36,343

Contingent liability	10
Commitments	11

Total liabilities and equity			41,118	52,873

See accompanying notes to unaudited consolidated financial statements.

THERATECHNOLOGIES INC.

Consolidated Statements of Comprehensive Income

(Unaudited)

Nine-month periods ended August 31, 2012 and 2011

(in thousands of Canadian dollars, except per share amounts)

			August 31		August 31
	Note		2012	2011	2012	2011
			(3 months)		(9 months)
			$	$	$	$
Revenue:
Sale of goods			1,725	1,878	3,860	5,681
Research services:
Upfront payments and initial technology access fees			1,070	1,070	3,209	4,065
Royalties and license fees			1,027	569	2,599	772

Total revenue			3,822	3,517	9,668	10,518

Cost of sales	4		1,704	1,971	3,733	7,128
Research and development expenses, net of tax credits of $386 (2011 – $104) for the three-month period and $557 (2011 – $422) for the nine-month period			1,724	2,907	4,447	8,972
Selling and market development expenses			219	443	736	1,489
General and administrative expenses			1,068	2,124	4,906	9,034
Restructuring costs	9	(b)	3	716	6,176	716

Total operating expenses			4,718	8,161	19,998	27,339

Results from operating activities			(896)	(4,644)	(10,330)	(16,821)

Finance income			180	455	698	1,282
Finance costs			31	(12)	47	(601)

Total net finance income			211	443	745	681

Net loss before income taxes			(685)	(4,201)	(9,585)	(16,140)

Income tax (expense) recovery			(13)	31	(14)	97

Net loss			(698)	(4,170)	(9,599)	(16,043)

Other comprehensive income (loss), net of tax:
Net change in fair value of available-for-sale financial assets, net of tax			(76)	299	14	239
Net change in fair value of available-for-sale financial assets transferred to net loss, net of tax			(8)	(96)	(100)	(182)

			(84)	203	(86)	57

Total comprehensive loss for the period			(782)	(3,967)	(9,685)	(15,986)

Basic and diluted loss per share	8	(c)	(0.01)	(0.07)	(0.16)	(0.26)

See accompanying notes to unaudited consolidated financial statements.

THERATECHNOLOGIES INC.

Consolidated Statements of Changes in Equity

(Unaudited)

Nine-month periods ended August 31, 2012 and 2011

(in thousands of Canadian dollars)

	Note		Share capital		Contributed surplus	Unrealized gains or losses on available- for-sale financial assets(i)	Deficit	Total
			Number	Dollars
				$	$	$	$	$
Balance as at November 30, 2011			60,865,266	280,488	8,242	459	(252,846)	36,343

Total comprehensive loss for the period:
Net loss			—	—	—	—	(9,599)	(9,599)
Other comprehensive loss:
Net change in fair value of available-for-sale financial assets, net of tax			—	—	—	14	—	14
Net change in fair value of available-for-sale financial assets transferred to net loss, net of tax			—	—	—	(100)	—	(100)

Total comprehensive loss for the period			—	—	—	(86)	(9,599)	(9,685)

Transactions with owners, recorded directly in equity:
Share-based compensation plan:
Share-based compensation for stock option plan	8	(b)	—	—	185	—	—	185
Exercise of stock options:
Monetary consideration	8	(b)	145,337	243	—	—	—	243
Attributed value	8	(b)	—	141	(141)	—	—	—

Total contributions by owners			145,337	384	44	—	—	428

Balance as at August 31, 2012			61,010,603	280,872	8,286	373	(262,445)	27,086

(i)	Accumulated other comprehensive income.

See accompanying notes to unaudited consolidated financial statements.

THERATECHNOLOGIES INC.

Consolidated Statements of Changes in Equity, Continued

(Unaudited)

Nine-month periods ended August 31, 2012 and 2011

(in thousands of Canadian dollars)

	Share capital		Contributed surplus	Unrealized gains or losses on available- for-sale financial assets(i)	Deficit	Total
	Number	Dollars
		$	$	$	$	$
Balance as at November 30, 2010	60,512,764	279,398	7,808	566	(235,116)	52,656

Total comprehensive loss for the period:
Net loss	—	—	—	—	(16,043)	(16,043)
Other comprehensive loss:
Net change in fair value of available-for-sale financial assets, net of tax	—	—	—	239	—	239
Net change in fair value of available-for-sale financial assets transferred to net loss, net of tax	—	—	—	(182)	—	(182)

Total comprehensive loss for the period	—	—	—	57	(16,043)	(15,986)

Transactions with owners, recorded directly in equity:
Issue of common shares	7,537	34	—	—	—	34
Share-based compensation plan:
Share-based compensation for stock option plan	—	—	675	—	—	675
Exercise of stock options:
Monetary consideration	329,166	639	—	—	—	639
Attributed value	—	370	(370)	—	—	—

Total contributions by owners	336,703	1,043	305	—	—	1,348

Balance as at August 31, 2011	60,849,467	280,441	8,113	623	(251,159)	38,018

(i)	Accumulated other comprehensive income.

See accompanying notes to unaudited consolidated financial statements.

THERATECHNOLOGIES INC.

Consolidated Statements of Cash Flows

(Unaudited)

Nine-month periods ended August 31, 2012 and 2011

(in thousands of Canadian dollars)

			August 31		August 31
	Note		2012	2011	2012	2011
			(3 months)		(9 months)
			$	$	$	$
Operating activities:
Net loss			(698)	(4,170)	(9,599)	(16,043)
Adjustments for:
Depreciation of property and equipment			63	89	205	229
Write-down of property and equipment			—	—	49	—
Share-based compensation for stock option plan	8	(b)	56	139	185	675
Income tax expense (recovery)			13	(31)	14	(97)
Write-down of inventories	6		—	(32)	8	278
Lease inducements and amortization			45	126	(366)	378
Change in fair value of derivative financial assets	8	(a)	233	101	452	257
Change in fair value of liability related to the deferred stock unit plan	8	(a)	(231)	(98)	(450)	(230)
Change in fair value of derivative financial liabilities			(18)	—	(16)	—

Operating activities before changes in operating assets and liabilities			(537)	(3,876)	(9,518)	(14,553)

Change in accrued interest income on bonds			42	278	341	107
Change in trade and other receivables			1,077	(788)	1,661	(2,271)
Change in tax credits and grants receivable			231	(105)	60	(422)
Change in inventories			287	(2,748)	(3,598)	(6,560)
Change in prepaid expenses			212	(793)	770	(621)
Change in accounts payable and accrued liabilities			516	(71)	(2,122)	3,487
Change in provisions			(265)	—	3,734	—
Change in deferred revenue			(1,072)	(1,072)	(3,206)	(4,063)

			1,028	(5,299)	(2,360)	(10,343)

Cash flows used in operating activities			491	(9,175)	(11,878)	(24,896)

Financing activities:
Proceeds from issued share capital			—	—	—	34
Proceeds from exercise of stock options			—	13	243	639

Cash flows from financing activities			—	13	243	673

Investing activities:
Acquisition of property and equipment			—	(128)	(69)	(182)
Proceeds from sale of bonds			1,011	9,164	11,979	26,742
Acquisition of bonds			—	(379)	—	(27,644)
Prepayment of derivative financial assets	8	(a)	—	—	(290)	(837)

Cash flows from (used in) investing activities			1,011	8,657	11,620	(1,921)

Net change in cash			1,502	(505)	(15)	(26,144)
Cash as at beginning of period			1,042	1,010	2,559	26,649

Cash as at August 31			2,544	505	2,544	505

See note 9 for supplemental information.

See accompanying notes to unaudited consolidated financial statements.

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements

(Unaudited)

Nine-month periods ended August 31, 2012 and 2011

(in thousands of Canadian dollars, except per share amounts)

1.	Reporting entity:

Theratechnologies Inc. is a specialty pharmaceutical company that discovers and develops innovative therapeutic peptide products, with an emphasis on growth-hormone releasing factor (“GRF”) peptides.

The consolidated financial statements include the accounts of Theratechnologies Inc. and its wholly-owned subsidiaries (together referred to as the “Company” and individually as “the subsidiaries of the Company”).

Theratechnologies Inc. is governed by the Business Corporations Act (Québec) and is domiciled in Québec, Canada. The Company is located at 2310 boul. Alfred-Nobel, Montréal, Québec, H4S 2B4.

2.	Basis of preparation:

(a)	Accounting framework:

These unaudited consolidated interim financial statements (“interim financial statements”), including comparative information, have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as prescribed by the International Accounting Standards Board (“IASB”) and in accordance with International Accounting Standard (“IAS”) 34 – Interim Financial Reporting (“IAS 34”).

Certain information, in particular the accompanying notes normally included in the annual financial statements prepared in accordance with IFRS, has been omitted or condensed. These interim financial statements do not include all disclosures required under IFRS and, accordingly, should be read in conjunction with the annual financial statements for the year ended November 30, 2011 and the notes thereto. These interim consolidated financial statements have not been reviewed by the Company’s auditors.

(b)	Summary of accounting policies:

The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the audited annual financial statements as at November 30, 2011.

Other new or amended accounting standards had no impact on the Company’s accounting methods.

.

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

(Unaudited)

Nine-month periods ended August 31, 2012 and 2011

(in thousands of Canadian dollars, except per share amounts)

2.	Basis of preparation (continued):

(c)	Basis of measurement:

The Company’s consolidated financial statements have been prepared on a going concern and historical cost basis, except for available-for-sale financial assets, derivative financial assets, liabilities related to the deferred stock unit plan and derivative financial liabilities, which are measured at fair value.

(d)	Use of estimates and judgements:

The preparation of the Company’s interim financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Information about critical judgements in applying accounting policies and assumption and estimation uncertainties that have the most significant effect on the amounts recognized in the consolidated financial statements is noted below:

•	Revenue and deferred revenue:

Revenue recognition is subject to critical judgements, particularly in collaboration agreements that include multiple deliverables, as judgement is required in allocating revenue to each component, including upfront payments, milestone payments, research services, royalties and license fees and sale of goods.

•	Stock option plan:

There is estimation uncertainty with respect to selecting inputs to Black-Scholes model used to determine the fair value of the stock options.

•	Income taxes:

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. The generation of future taxable income is dependent on the successful commercialization of the Company’s products and technologies.

•	Contingent liability:

Management uses judgement in assessing the possibility of any outflow in settlement of contingent liabilities.

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

(Unaudited)

Nine-month periods ended August 31, 2012 and 2011

(in thousands of Canadian dollars, except per share amounts)

2.	Basis of preparation (continued):

(d)	Use of estimates and judgements (continued):

Other areas of judgement and uncertainty relate to the estimation of accruals for clinical trial expenses, the recoverability of inventories, the measurement of the amount and assessment of the recoverability of tax credits and grants receivable and capitalization of development expenditures.

Reported amounts and note disclosure reflect the overall economic conditions that are most likely to occur and anticipated measures management intends to take. Actual results could differ from those estimates.

The above estimates and assumptions are reviewed regularly. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

(e)	Functional and presentation currency:

These interim consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest thousand.

3.	Upcoming changes in accounting standards:

(a)	Amendments to existing standards:

Annual improvements to IFRS:

The IASB’s improvements to IFRS contain seven amendments that result in accounting changes for presentation, recognition or measurement purposes. The most significant features of the IASB’s annual improvements project published in May 2010 which are applicable for annual period beginning on or after January 1, 2011, with partial adoption permitted are included under the specific revisions to standards discussed below.

(i)	IFRS 7:

Amendment to IFRS 7, Financial Instruments: Disclosures:

Multiple clarifications related to the disclosure of financial instruments and in particular in regards to transfers of financial assets.

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

(Unaudited)

Nine-month periods ended August 31, 2012 and 2011

(in thousands of Canadian dollars, except per share amounts)

3.	Upcoming changes in accounting standards (continued):

(a)	Amendments to existing standards (continued):

Annual improvements to IFRS (continued):

(ii)	IAS 1:

Amendment to IAS 1, Presentation of Financial Statements:

Entities may present the analysis of the components of other comprehensive income either in the statement of changes in equity or within the notes to the financial statements.

(iii)	IAS 24:

Amendment to IAS 24, Related Party Disclosures:

There are limited differences in the definition of what constitutes a related party; however, the amendment requires more detailed disclosures regarding commitments.

(iv)	IAS 34:

Amendment to IAS 34, Interim Financial Reporting:

The amendments place greater emphasis on the disclosure principles for interim financial reporting involving significant events and transactions, including changes to fair value measurements and the need to update relevant information from the most recent annual report.

The adoption of these amendments to existing standards had no impact on the consolidated financial statements.

(b)	New or revised standards and interpretations issued but not yet adopted:

In addition, the following new or revised standards and interpretations have been issued but are not yet applicable to the Company:

(i)	IFRS 9, Financial Instruments:

Effective for annual periods beginning on or after January 1, 2015, with earlier adoption permitted.

Applies to the classification and measurement of financial assets and liabilities. It is the first of three phases of a project to develop standards to replace IAS 39, Financial Instruments.

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

(Unaudited)

Nine-month periods ended August 31, 2012 and 2011

(in thousands of Canadian dollars, except per share amounts)

3.	Upcoming changes in accounting standards (continued):

(b)	New or revised standards and interpretations issued but not yet adopted (continued):

(ii)	IFRS 10, Consolidated Financial Statements:

Effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted.

Establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 replaces the consolidation requirements in SIC-12,
Consolidation – Special Purpose Entities, and IAS 27, Consolidated and Separate Financial Statements.

(iii)	IFRS 13, Fair Value Measurement:

Effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted.

Provides new guidance on fair value measurement and disclosure requirements.

The Company has not yet determined the impact of these amendments to existing standards on the consolidated financial statements.

4.	Cost of sales:

Periods ended August 31 (nine months)	Note	August 31, 2012	August 31, 2011
		$	$
Cost of goods sold		3,423	5,651
Write-down of inventories	6	8	278
Production development costs and other		302	1,199

		3,733	7,128

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

(Unaudited)

Nine-month periods ended August 31, 2012 and 2011

(in thousands of Canadian dollars, except per share amounts)

4.	Cost of sales (continued):

Periods ended August 31 (three months)	August 31, 2012	August 31, 2011
	$	$
Cost of goods sold	1,585	1,848
Write-down of inventories	—	(32)
Production development costs and other	119	155

	1,704	1,971

5.	Trade and other receivables:

	August 31, 2012	November 30, 2011
	$	$
Trade receivables	90	1,364
Sales tax receivable	16	227
Loans granted to employees under the share purchase plan	4	10
Other receivables	13	183

	123	1,784

6.	Inventories:

	August 31, 2012	November 30, 2011
	$	$
Raw materials	11,695	5,751
Work in progress	631	1,096
Finished goods	1,596	3,485

	13,922	10,332

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

(Unaudited)

Nine-month periods ended August 31, 2012 and 2011

(in thousands of Canadian dollars, except per share amounts)

6.	Inventories (continued):

During the nine-month period ended August 31, 2012, the Company recorded an inventory provision of $8 over raw materials (2011 – nil), nil over work in progress (2011 – a write-down reversal of $35) and nil over finished goods (2011 – $313) to write down their value to their estimated net realizable value. The net inventory provision of $8 (2011 – $278) was recorded in cost of sales.

The write-down of 2011 was due to pricing related to raw materials that were originally purchased under research and development conditions and not under the Company’s current long-term procurement agreements.

7.	Accounts payable and accrued liabilities:

	Note		August 31, 2012	November 30, 2011
			$	$
Trade payables			1,612	3,429
Accrued liabilities and other payables			1,687	1,314
Salaries and benefits due to related parties			455	724
Employee salaries and benefits payable			558	1,332
Liability related to the deferred stock unit plan	8	(a)	173	330

			4,485	7,129

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

(Unaudited)

Nine-month periods ended August 31, 2012 and 2011

(in thousands of Canadian dollars, except per share amounts)

8.	Share capital:

(a)	Deferred stock unit plan:

On December 10, 2010, the Board of Directors adopted a deferred stock unit plan (the “DSU Plan”) for the benefit of its directors and officers (the “Beneficiaries”). The goal of the DSU Plan is to increase the Company’s ability to attract and retain high-quality individuals to act as directors or officers and better align their interests with those of the shareholders of the Company in the creation of long-term value. Under the terms of the DSU Plan, Beneficiaries who are directors are entitled to elect to receive all or part of their annual retainer to act as directors and as Chair of the Board in DSU. Beneficiaries who act as officers are entitled to elect to receive all or part of their annual bonus, if any, in DSU. The value of a DSU (the “DSU Value”) is equal to the average closing price of the common shares on the Toronto Stock Exchange on the date on which a Beneficiary determines that he desires to receive or redeem DSU and during the four (4) previous trading days. Effective February 7, 2012, beneficiaries who act as directors must elect to receive DSU before each calendar quarter, whereas Beneficiaries who act as officers must make that election within 48 hours after having been notified of their annual bonus. For the purposes of granting DSU, the DSU Value for directors is determined on the first trading day of the beginning of a calendar quarter and the DSU Value for officers is determined on the second business day after they have been notified of their annual bonus.

DSU may only be redeemed when a Beneficiary ceases to act as a director or an officer of the Company, except with respect to DSU held by the president and chief executive officer. Under the terms of the employment agreement of the president and chief executive officer of the Company, DSU may only be redeemed from the business day preceding the third anniversary date of their dates of grant but no later than the last day of the third calendar year following the calendar year during which DSU were granted. Upon redemption, the Company must provide a Beneficiary with an amount in cash equal to the DSU Value on the redemption date. Beneficiaries may not sell, transfer or otherwise assign their DSU or any rights associated therewith other than by will or in accordance with legislation regarding the vesting and partition of successions.

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

(Unaudited)

Nine-month periods ended August 31, 2012 and 2011

(in thousands of Canadian dollars, except per share amounts)

8.	Share capital (continued):

(a)	Deferred stock unit plan (continued):

The DSU are totally vested at the grant date. In the case of the DSU granted to officers for annual bonuses, a DSU liability is recorded at the grant date in place of the liability for the bonuses payments. In the case of the directors, the expense related to DSU and their liabilities are recognized at the grant date. During the nine-month period ended August 31, 2012, $293 (2011 – $494) was recorded as an expense and is included in general and administrative expenses. At the beginning of the year, amounts due to officers totalling nil (2011 – $300) were settled with the issuance of DSU. The liability related to the DSU is adjusted periodically to reflect any change in market value of common shares. During the nine-month period ended August 31, 2012, a gain of $450 (2011 – $230) was recognized due to the change in the fair value of DSU. This gain is included in gain (loss) on financial instruments carried at fair value. As at August 31, 2012, the Company has a total of 265,522 DSU outstanding (November 30, 2011 – 143,655) and a liability related to the DSU of $173 (November 30, 2011 – $330).

To protect against fluctuations in the value of the DSU, the Company entered into two cash settled forward stock contracts in 2011. The Company paid $837 as advance payments on the contracts. This amount corresponds to 146,875 common shares of the Company at a weighted average price of $5.70. The contracts initially expired in December 2011. On December 2, 2011, the two cash settled forward stock contracts have been amended to expire in November 2012. They were not designated as hedging instruments for accounting purposes. The Company entered into two other cash settled forward stock contracts in 2012. The Company paid $290 as advance payment on the stock contracts. This amount corresponds to 118,647 common shares of the Company at a weighted average price of $2.44. Changes in fair value of these contracts are, therefore, included in gain (loss) on financial instruments carried at fair value in the period in which they occur. In connection with these forward stock contracts, the Company invested $1,127 in term deposits, as advance payments, with the same counterparty, such term deposits maturing at the same time as the cash settled forward stock contracts. During the nine-month period ended August 31, 2012, a loss of $452 (2011 – $257) related to the change in the fair value of derivative financial assets was recognized. As at August 31, 2012, the fair value of cash settled forward stock contracts was $185 (November 30, 2011 – $347) and is recorded in derivative financial assets.

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

(Unaudited)

Nine-month periods ended August 31, 2012 and 2011

(in thousands of Canadian dollars, except per share amounts)

8.	Share capital (continued):

(b)	Stock option plan:

The Company has established a stock option plan under which it can grant to its directors, officers, employees, researchers and consultants non-transferable options for the purchase of common shares. The exercise date of an option may not be later than 10 years after the grant date. A maximum number of 5,000,000 options can be granted under the plan. Generally, the options vest at the date of the grant or over a period of up to five years. As at August 31, 2012, 1,491,176 options could still be granted by the Company (2011 – 883,842).

All options are to be settled by physical delivery of shares.

Changes in outstanding options granted under the Company’s stock option plan for the year ended November 30, 2011 and the nine-month period ended August 31, 2012 were as follows:

	Options	Weighted average exercise price per option
		$
Options at November 30, 2010	2,849,138	5.12

Granted	250,000	5.65
Expired	(309,000)	11.17
Forfeited	(116,003)	4.46
Exercised	(344,665)	1.94

Options at November 30, 2011	2,329,470	4.87

Granted	—	—
Expired	(55,000)	10.70
Forfeited	(280,168)	5.14
Exercised	(145,337)	1.67

Options at August 31, 2012	1,848,965	4.91

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

(Unaudited)

Nine-month periods ended August 31, 2012 and 2011

(in thousands of Canadian dollars, except per share amounts)

8.	Share capital (continued):

(b)	Stock option plan (continued):

The fair value of the options granted was estimated at the grant date using the Black-Scholes model and the following weighted average assumptions:

	August 31, 2012	August 31, 2011
Risk-free interest rate	—	2.72%
Expected volatility	—	74%
Average option life in years	—	7.5
Expected dividends	—	Nil
Grant-date share price	—	$5.65
Option exercise price	—	$5.65

The risk-free interest rate is based on the implied yield on a Canadian Government zero-coupon issue with a remaining term equal to the expected term of the option. The volatility is based solely on historical volatility equal to the expected life of the option. The life of the options is estimated considering the vesting period at the grant date, the life of the option and the average length of time of similar grants have remained outstanding in the past. The dividend yield was excluded from the calculation, since it is the present policy of the Company to retain in all earnings to finance operations and future growth.

The following table summarizes the measurement date weighted average fair value of stock options granted during the periods ended August 31, 2012 and 2011:

Periods ended August 31 (nine months)	Number of options	Weighted average grant-date fair value
		$
2012	—	—
2011	250,000	4.08

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

(Unaudited)

Nine-month periods ended August 31, 2012 and 2011

(in thousands of Canadian dollars, except per share amounts)

8.	Share capital (continued):

(b)	Stock option plan (continued):

Periods ended August 31 (three months)	Number of options	Weighted average grant-date fair value
$
2012	—	—
2011	—	—

The Black-Scholes model used by the Company to calculate option values was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differs from the Company’s stock option awards. This model also requires four highly subjective assumptions, including future stock price volatility and average option life, which greatly affect the calculated values.

(c)	Earnings per share:

The calculation of basic earnings per share for the period of nine months ended August 31, 2012 was based on the net loss attributable to common shareholders of the Company of $9,599 (2011 – $16,043), and a weighted average number of common shares outstanding of 60,974,733 (2011 – 60,694,785). The weighted average number of common shares is calculated as follows:

Periods ended August 31 (nine months)	August 31, 2012	August 31, 2011
Issued common shares at December 1	60,865,266	60,512,764
Effect of share options exercised	109,467	178,968
Effect of share issued during the period	—	3,053

Weighted average number of common shares at August 31	60,974,733	60,694,785

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

(Unaudited)

Nine-month periods ended August 31, 2012 and 2011

(in thousands of Canadian dollars, except per share amounts)

8.	Share capital (continued):

(c)	Earnings per share (continued):

Periods ended August 31 (three months)	August 31, 2012	August 31, 2011
Issued common shares at June 1	61,010,603	60,841,801
Effect of share options exercised	—	6,409
Effect of share issued during the period	—	—

Weighted average number of common shares at August 31	61,010,603	60,848,210

At August 31, 2012, 1,848,965 options (2011 – 2,617,135) were excluded from the diluted weighted average number of common shares calculation as their effect would have been anti-dilutive. All options outstanding at August 31, 2012 could potentially dilute basic earnings per share in the future.

9.	Supplemental information:

(a)	Cash flow information:

The Company entered into the following transactions which had no impact on the cash flows:

	August 31, 2012	August 31, 2011
	$	$
Additions to property and equipment included in accounts payable and accrued liabilities	—	65

In addition, interest received totaled $939 (2011 – $1,207).

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

(Unaudited)

Nine-month periods ended August 31, 2012 and 2011

(in thousands of Canadian dollars, except per share amounts)

9.	Supplemental information (continued):

(b)	Restructuring costs:

On December 7, 2011, the Company announced that it was discontinuing its clinical program evaluating tesamorelin in muscle wasting associated with COPD, resulting in the lay-off of 34 employees. Consequently, the Company now occupies approximately fifty percent of its leased premises, giving rise to an onerous lease provision. Restructuring costs recorded in the nine-month period ended August 31, 2012 were as follows:

$
Restructuring costs:
Lease:
Onerous lease provision	4,055
Write-off of the related deferred lease inducements	(481)

3,574
Other restructuring costs:
Employee termination benefits	1,258
Termination of the COPD clinical program	1,067
Professional fees and other	277

2,602

6,176

In 2011, following a re-evaluation of its R&D business model, the Company announced a restructuring aimed at relying more on external partners in both the private and public sectors in order to bring its R&D projects forward. The restructuring led to a workforce reduction of 25% of its 95 employees, mainly in research and development activities.

The Company recognized a provision of $716 for expected restructuring costs, including employee termination benefits and consulting fees.

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

(Unaudited)

Nine-month periods ended August 31, 2012 and 2011

(in thousands of Canadian dollars, except per share amounts)

9.	Supplemental information (continued):

(b)	Restructuring costs (continued):

Provisions related to the restructuring in the consolidated statements of financial position:

	Onerous lease provision	Other costs	Total
	$	$	$
Balance at November 30, 2010	—	—	—

Provisions made during the year	—	716	716
Provisions used during the year	—	(664)	(664)

Balance at November 30, 2011	—	52	52

Provisions made during the period	4,055	2,602	6,657
Provisions used during the period	(305)	(2,640)	(2,945)
Accretion expense	22	—	22

Balance at August 31, 2012	3,772	14	3,786

Less current portion	(806)	(14)	(820)

Non-current portion	2,966	—	2,966

The onerous lease provision includes a provision for the future lease costs of the vacant portion of the premises, net of estimated of sublease rentals that could reasonably be obtained. The provision is being accreted to its face value through a charge to finance costs in the consolidated statements of comprehensive income. The provision is based on management’s best estimates of sublease rates that have yet to be negotiated, the timing of a sublease transaction, discount rates and other factors.

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

(Unaudited)

Nine-month periods ended August 31, 2012 and 2011

(in thousands of Canadian dollars, except per share amounts)

10.	Contingent liability:

On July 26, 2010, the Company received a motion of authorization to institute a class action lawsuit against the Company, a director and a former executive officer (the “Motion”). The Motion was filed in the Superior Court of Québec, district of Montréal (the “Court”). The applicant is seeking to initiate a class action suit to represent the class of persons who were shareholders at August 21, 2010 and who sold their common shares of the Company on May 25 or 26, 2010. The applicant alleges that the Company did not comply with its continuous disclosure obligations as a reporting issuer by failing to disclose certain alleged adverse effects relating to the administration of EGRIFTATM.

On February 24, 2012, the Court certified the Motion. Despite the granting of such motion, the Company is of the view that the allegations against it are entirely without merit and will take all appropriate actions to vigorously defend its position. The Company is seeking leave to appeal this decision. The hearing dates regarding leave to appeal were postponed at various times and a new date has not yet been set for the hearing.

The Company has subscribed to insurance covering its potential liability and the potential liability of its directors and officers in the performance of their duties for the Company subject to a $200 deductible.

11.	Commitments:

This disclosure is to update the note 24 of the Audited annual financial statements of 2011.

(a)	Post-approval commitments:

In connection with its approval of EGRIFTATM, the United States Food and Drug Administration, or FDA, has required the following three post-approval commitments:

–	a single vial formulation of EGRIFTATM (the development of a new presentation of the same formulation);

–	a long-term observational safety study using EGRIFTATM; and

–	a Phase 4 clinical trial using EGRIFTATM.

The Company has developed a new presentation of EGRIFTATM which complies with the first of the FDA’s post-approval requirements and the first shipment of the formulation was delivered to EMD Serono in September 2012.

The long-term observational safety study is to evaluate the safety of long-term administration of EGRIFTATM and is in the set-up phase. The Company has agreed to share the cost of this study equally with EMD Serono and estimates that its share of the cost could amount to an average of $1,300 per year, over a fifteen-year period.

THERATECHNOLOGIES INC.

Notes to the Consolidated Financial Statements, Continued

(Unaudited)

Nine-month periods ended August 31, 2012 and 2011

(in thousands of Canadian dollars, except per share amounts)

11.	Commitments (continued):

(a)	Post-approval commitments (continued):

The Phase 4 clinical trial is to assess whether EGRIFTATM has an impact on diabetic retinopathy in diabetic HIV-infected patients with lipodystrophy and excess abdominal fat. EMD Serono is responsible for executing the trial and is to be reimbursed by the Company for the direct costs involved. EMD Serono has now started entering into contracts with clinical sites. The FDA-approved protocol for the trial calls for patients to inject themselves daily with either EGRIFTATM or placebo over a three-year treatment period. While the Company is committed to supporting the trial, management believes that the protocol conditions will be difficult to meet. The Company estimates that, if completed, the trial could cost approximately $20,000 over a four- to five-year period.

(b)	Long-term procurement agreements:

As at August 31, 2012, the Company had entered into long-term procurement agreements with third-party suppliers in connection with the commercialization of EGRIFTATM. As at August 31, 2012, the Company had outstanding purchase orders under these agreements amounting to $930 for the manufacture of EGRIFTATM for delivery in the fiscal years 2012 and 2013.